       Description of Issuance, Transfer and Redemption Procedures for Policies
       Offered by the Allmerica Select Separate Account II ("Variable Account")
              of Allmerica Financial Life Insurance and Annuity Company
                         Pursuant to Rule 6e-3(T)(b)(12)(ii)
                       under the Investment Company Act of 1940


The Allmerica Select Separate Account II ("Variable Account") of Allmerica Financial Life Insurance and Annuity Company ("Company") is registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. There are currently 11 Sub-Accounts within the Variable Account. Procedures apply equally to each subaccount and for purposes of this description are defined in terms of the Variable Account, except where a discussion of both the Variable Account and the individual Sub-Accounts is necessary. Each Sub-Account invests in shares of a corresponding investment division of the Allmerica Investment Trust ("Trust"), Variable Insurance Products Fund ("VIPF"), or T. Rowe Price International Series, Inc. ("T. Rowe Price"), each of which is a "series" type of mutual fund registered under the 1940 Act. The investment experience of a Sub-Account of the Variable Account depends on the market performance of its corresponding investment division of the Trust, VIPF or T. Rowe Price. Although flexible premium variable life insurance policies funded through the Variable Account may also provide for fixed benefits supported by the Company's General Account, this description assumes that net premiums are allocated exclusively to the Variable Account and that all transactions involve only the Sub-Accounts of the Variable Account, except as otherwise explicitly stated herein.

I. "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS -- SECTION 22(d) AND RULE 22C-l

     This section outlines Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policyowner and involve a transfer of assets supporting Policy reserve into the Variable Account.

     a.   INSURANCE CHARGES AND UNDERWRITING STANDARDS

          Premium payments are not limited as to frequency and number, but there are limitations as to amount. No premium payment may be less than $50 without the Company's consent, and the total of all premiums paid can never exceed the then current maximum premiums determined by Internal Revenue Service rules. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will return the amount in excess of such maximums to the Policyowner.

          The Policy will remain in force so long as the Policy value less any outstanding debt is sufficient to pay certain monthly charges imposed in connection with the Policy. Cost of insurance charges for the policies will not be the same for all Policy Owners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each Policy Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insured's would discriminate unfairly in favor of those Insured's representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policy
          Owners because different cost of insurance rates will apply.   While
          not all Policy Owners will be subject to the same cost of insurance rate, there will be a single "rate" for all Policy Owners in a given actuarial


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

          category. The Policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

               b.   APPLICATION AND INITIAL PREMIUM PROCESSING

               Upon receipt of a completed application from a prospective Policy Owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Policy Owner before a determination can be made. A Policy cannot be issued until this underwriting procedure has been completed.

               If at the time of Application a prospective Policy Owner makes a payment equal to at least one monthly deduction for the Policy as applied for, the Company will provide fixed conditional insurance in the amount of insurance applied for, up to a maximum of $500,000, pending underwriting approval. This coverage will continue for a maximum of 90 days from the date of the application or enrollment form or, if required, the completed medical exam. If the application is approved, the Policy will be issued as of the date the terms of the Conditional Insurance Agreement were met. If the prospective Policy Owner does not wish to make any payment until the Policy is issued, upon delivery of the Policy the Company will require payment of sufficient premium to place the insurance in-force.

               Pending completion of insurance underwriting and Policy issuance procedures, the initial premium will be held in the Company's General Account. If the application is approved and the Policy is issued and accepted, the initial premium held in the General Account will be credited with interest not later than the date of receipt of the premium at the Company's Principal Office. If a Policy is not issued, the premiums will be returned to the Applicant without interest.

               If the application or enrollment form is approved and the Policy is issued and accepted, upon issuance and acceptance of the Policy the Company generally allocates Policy Value according to the Policy Owner's instructions. However, if the Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in certain states and described below under
               Section II(g), the Company will initially allocate sub-account investments to the Money Market Fund. The allocation to the Money Market Fund will be for

               -    14 days from issuance and acceptance of the Policy

               - 24 days from issuance and acceptance for replacements in states with an extended right to examine

               -    34 days from issuance and acceptance for California citizens

               These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Policy Owner in connection with payment of the initial premium and will not dilute any benefit it payable to any existing Policy Owner. Although a Policy cannot be issued until the underwriting process has been completed, the proposed Policy Owner will receive immediate insurance coverage, if he has paid an initial premium and proves to be insurable.


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

               The Company will require that the Policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective Policy Owner resulting from a deterioration of the health of the proposed Insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.


          c.   PREMIUM ALLOCATION

               "Net premiums" are credited to the Policy as of the date the premium payments are received by the Company, with the possible exception of the first net premium. Net premiums are equal to the gross premiums minus the payment expense charge. The payment expense charge compensates the Company for applicable state and local taxes on premiums paid for the Policy, and for federal taxes imposed for deferred acquisition costs ("DAC taxes"), and to partially compensate for sales expenses. It will be adjusted to reflect any increase or decrease in the applicable state or local premium tax rate.

               The Policy Owner may allocate net premiums among the Company's General Account and up to seven Sub-Accounts of the Variable Account. The Policy Owner may change the allocation of net premiums without charge at any time by providing written notice to the Principal Office. The change will be effective as of the date of receipt of the notice at the Principal Office. The Policy Owner may transfer amounts among all of the Sub-Accounts and the General Account, subject to certain restrictions, but at no time may have allocations in more than seven Subaccounts.

          d.   REPAYMENT OF LOAN

               A loan made under this Policy may be repaid with an amount equal to the original loan plus loan interest.

               When a loan is made, the Company will transfer from each Sub-Account of the Variable Account to the General Account an amount of that Sub-Account's Policy value equal to the loan amount allocated to the Sub-Account. Since the Company will credit such assets with interest at 6%, which is below the 8% interest rate charged on the loan, the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of debt, the Company will reduce the Policy value in the general account attributable to the loan and transfer assets supporting corresponding reserves to the Sub-Accounts according to either Policy Owner's instruction or, if none, the premium payment allocation percentages then in effect. Loan repayments allocated to the Variable Account cannot exceed Policy value previously transferred from the Variable Account to secure the debt.

               A preferred loan option is available upon written request after the first Policy year. It is available during Policy years 2-10 only if policy value, minus the surrender charge, is $50,000 or more. The preferred loan option applies to up to 10% of this amount. After the 10th Policy year, the preferred loan option is available on all loans or on all or a part of the loan value.
               The guaranteed annual interest rate credited to the policy value securing a preferred loan will be 8%. The administrative procedures described above are also applicable to preferred loans.

          e.   POLICY REINSTATEMENT

               If the surrender value is insufficient to cover the next monthly deduction plus loan interest accrued, or if Policy debt exceeds the Policy value less surrender charges, the Company will notify the Policy Owner and any assignee of record. The Policy Owner will then have a grace period of 62 days, measured from the date the notice is mailed, to make sufficient payments to prevent termination.

               Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value.
               The death benefit payable during the grace period will be reduced by any overdue charges. If the Insured dies during the grace period, the death proceeds will still be payable, but any monthly deductions due and unpaid through the Policy month in which the Insured dies will be deducted from the death proceeds.

               If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within three years after the date of default by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; and (3) a premium that, after the deduction of the premium expense charges, is large enough to cover the minimum amount payable, as described below.

               If reinstatement is requested less than 48 months after the date of issue or an increase in the Face Amount, the Policy Owner must pay the lesser of the amount shown in 1 or 2:

               1. The minimum amount payable is the minimum monthly factor for the three-month period beginning on the date of reinstatement.

               2. The minimum amount payable is the sum of the amount by which the surrender charge as of the date of the reinstatement exceeds the Policy value on the date of default, plus mortality deductions for the three-month period beginning on the date of reinstatement.

               If reinstatement is requested 48 months or more after the date of issue or an increase in the Face Amount, the Policy Owner must pay the amount shown in 2 above. The surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the date of issue. The Policy value less debt on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any policy value less debt as of the date of default which exceeds the surrender charge on the date of reinstatement will be forfeited to the Company.

               Policy Value on Reinstatement - The Policy value on the date of reinstatement is:

               - the net premium paid to reinstate the Policy increased by interest from the date the payment was received at the Company's Principal Office; plus

               - an amount equal to the Policy value less debt on the date of default to the extent it does not exceed the surrender charge on the date of reinstatement; minus

               -    the monthly deduction due on the date of reinstatement.

               The Policy Owner may not repay or reinstate any debt outstanding on the date of default or foreclosure.

          f.   CORRECTION OF MISSTATEMENT OF AGE

               If the Company discovers that the age of the Insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age.

          g.   CONTESTABILITY


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

               A Policy is contestable for two years, measured from the issue date, for material misrepresentations made in the initial application for the Policy. Policy changes may be contested for two years after the effective date of a change, and a reinstatement may be contested for two years after the effective date of reinstatement. No statement will be used to contest a Policy unless it is contained in an application.

          h.   REDUCTION IN COST OF INSURANCE RATE CLASSIFICATION

               By administrative practice, the Company will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the Policy Owner qualifies for a lower classification. After the reduced rating is determined, the Policy Owner will pay a lower monthly cost of insurance charge each month. If new evidence of insurability provided in connection with an increase in Face Amount demonstrates that the Policy Owner is in a higher risk classification, the higher cost of insurance rate will apply only to the increase in Face Amount.

     II.  "REDEMPTION PROCEDURE"': SURRENDER AND RELATED TRANSACTIONS

          The policies provide for the payment of monies to a Policy Owner or beneficiary upon presentation of a Policy. Generally except for the payments of death proceeds, the imposition of cost of insurance and administrative charges, and the possible effect of a contingent surrender charge, the payee will receive a pro rata or proportionate share of the Variable Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures". The amount received by the payee will depend-upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to the Company but which will affect the Policy Owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Variable Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g., a request for a decrease in Face Amount which lowers the Face Amount below the stated minimum) the Company will reject the whole transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.

          a.   SURRENDER FOR CASH VALUES

               The Company will pay the net cash surrender value within seven days after receipt, at its Principal Office, of the Policy and a signed request for surrender. Computations with respect to the investment experience of each Sub-Account will be made at the close of trading of the New York Stock Exchange on each day in which the degree of trading in the corresponding portfolio might materially affect the net return of the Sub-Account and on which the Company is open. This will enable the Company to pay a net cash value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Principal Office (although insurance coverage ends the day the request is mailed).

               The Policy value (equal to the value of all accumulations in the Variable Account) may increase or decrease from day to day depending on the investment experience of the Variable Account. Calculation of the Policy value for any given day will reflect the actual premiums paid, expenses


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

               charged and deductions taken. The Company will deduct a charge for premium taxes, DAC taxes, and a 0.5% sales load from each premium payment. The balance (net premium) is allocated to the Variable Account according to Policy Owner's instructions. The Company will also make monthly deductions from a Policy to cover the cost of insurance, including optional benefits provided by rider. Other possible deductions from the Policy (which will occur on a Policy-specific basis) include a charge for partial withdrawals, a charge for increases in Face Amount and a charge for certain transfers.

               A surrender charge applies only on a full surrender or decrease in Face Amount within ten years of the date of issue or of an increase in Face Amount. The maximum surrender charge has two parts:

               - A deferred administrative charge of $8.50 per thousand dollars of the initial Face Amount or increase

               - A deferred sales charge of 28.5% of payments received or associated with the increase up to the guideline annual premium for the increase

               The maximum surrender charge is level for the first 24 Policy months, then reduces by 1/96th per month, reaching zero after 10 Policy years. During the first two years following the date of issue or increase, the actual surrender charge may be less than the maximum surrender charge calculated above.

               The Company will make the payment of net cash surrender value out of its General Account and, at the same time, transfer assets from the Variable Account to the General Account in an amount equal to the Policy reserves in the Variable Account. If the Policy is surrendered in the first Policy year, any unpaid first year monthly administrative charges will be deducted at surrender, in addition to any contingent surrender charges which may be applicable.

               For purposes of calculating actual Surrender Charges, premium and Policy value will be allocated to the initial Face Amount and subsequent increases in Face Amount according to the ratio of the respective Guideline Annual Premiums.

               A Surrender Charge may be made on a decrease in the Face Amount. A surrender charge may be deducted on a decrease in the Face Amount. On a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of the decrease divided by the current Face Amount times the surrender charge. Where a decrease causes a partial reduction in an increase or in the initial Face Amount, the Company will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

          b.   CHARGES ON PARTIAL WITHDRAWAL

               For each partial withdrawal, The Company deducts a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

               A partial withdrawal charge may also be deducted from Policy Value. However, in any Policy year, the Policy Owner may withdraw, without a partial withdrawal charge, up to 10% of the policy value minus the total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal"). The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year.

               The Company imposes the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal. The charge is 5.0% of the excess withdrawal up to the surrender charge. If no surrender charge applies on withdrawal, no partial withdrawal charge will apply. The Company will reduce the Policy's outstanding surrender charge by the partial withdrawal charge deducted, proportionately reducing the deferred sales and administrative charges. The partial withdrawal charge deducted will decrease existing surrender charges in inverse order.

          c.   DEATH BENEFIT

               The Company will normally pay a death benefit to the beneficiary within seven days after receipt, at its Principal Office, of the Policy, due proof of death of the Insured, and all other requirements necessary to make payment.

               The death proceeds payable will depend on the option in effect at the time of death. Under the Level Option, the death benefit is the greater of either the Face Amount of insurance or the Guideline Minimum Sum Insured. Under the Adjustable Option, the death benefit is the greater of either (a) the Face Amount of insurance PLUS Policy value or (b) the guideline minimum sum Insured. The guideline minimum sum Insured is calculated by multiplying the applicable percentage from the following table for the Insured person's age (nearest birthday) at the beginning of the Policy year of determination to the-policy value.


               GUIDELINE MINIMUM SUM INSURED TABLE
               Age of
               Insured on                                   Percentage of
               Date of Death                                Policy Value

               40 and less . . . . . . . . . . . . . . . . . . . 250%
               45:   . . . . . . . . . . . . . . . . . . . . . . 215%
               50:   . . . . . . . . . . . . . . . . . . . . . . 185%
               55:   . . . . . . . . . . . . . . . . . . . . . . 150%
               65:   . . . . . . . . . . . . . . . . . . . . . . 120%
               70:   . . . . . . . . . . . . . . . . . . . . . . 115%
               75:   . . . . . . . . . . . . . . . . . . . . . . 105%
               80:   . . . . . . . . . . . . . . . . . . . . . . 105%
               85:   . . . . . . . . . . . . . . . . . . . . . . 105%
               90:   . . . . . . . . . . . . . . . . . . . . . . 105%
               95:   . . . . . . . . . . . . . . . . . . . . . . 100%

          For the ages not listed, the progression between the listed ages is linear.

          The Company will make payment of the death proceeds out of its general account, and will transfer assets from the Variable Account to the general account in an amount equal to the reserve in the Variable Account attributable to the Policy. The excess, if any, of the death proceeds over the amount transferred will be paid out of the general account reserve maintained for that purpose.

     d.   DEFAULT AND OPTIONS ON LAPSE

          The duration of insurance coverage depends upon the Policy value being sufficient to cover the monthly deductions plus loan interest accrued. If the surrender value at the beginning of a month is less than the deductions for that month plus loan interest accrued, a grace period of 62 days will begin. Written notice will be sent to the Policy Owner and any assignee on the


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

          Company's records stating that such a grace period has begun and giving the amount of premium payment necessary to prevent termination.

          If sufficient payment is not received during the grace period, the Policy will terminate without value. Notice of such termination will be sent to the owner and any assignee. If the Insured should die during the grace period, an amount sufficient to cover the overdue monthly deductions and other charges will be deducted from the death proceeds.

     e.   POLICY LOAN

          The policies provide that in the first Policy year, a Policy Owner may take a loan of up to 75% of Policy value minus surrender charges, unpaid monthly insurance protection charges, and interest on loans accrued to the end of the Policy year. Thereafter, 90% of an amount equal to Policy value less surrender charges may be borrowed. The Policy value for this purpose will be that next computed after receipt, at the Principal Office, of a loan request. Payment of the loan amount will be made to the Policy Owner within seven days after such receipt.

          The amount of any outstanding loan plus accrued interest is called "debt". When a loan is made, the portion of the assets in the Variable Account (which is a portion of the surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the debt created thereby is transferred by the Company from the Variable Account to the general account. Allocation of the loan among Sub-Accounts will be according to the Policy Owner's request. If this allocation is not specified or not possible, the loan will be allocated based on the proportion the Policy value in the General Account, less debt, and the Policy value in each Sub-Account bears to the total Policy value, less debt. Policy value in each Sub-Account equal to the Policy loan allocated to such Subaccount will be transferred to the General Account, and the number of Accumulation Units equal to the Policy value so transferred will be canceled. Because of the transfer, a portion of the Policy is not variable during the loan period and, therefore, the death benefit and the surrender value are permanently affected by any debt, whether or not repaid in whole or in part. The Company credits the Policy value in the General Account attributable to the loan with a rate of return equal to an effective annual yield of 6% (8% for preferred loans).

          Interest is payable in arrears at the annual rate of 8%. Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Loan interest is due on each Policy anniversary. If not paid when due, it is added to the loan principal and bears interest at the same rate of interest. If the resulting loan principal exceeds the Policy value in the General Account the Company will transfer Policy value equal to the excess debt from the Policy value in each Sub-Account to the General Account; as security for the excess debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy values in all Sub-Accounts.

          Failure to repay a loan will not necessarily terminate the Policy. If the surrender value is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the Policy will go into a 62 day grace period as described above.

     f.   TRANSFERS AMONG SUBACCOUNTS

          Amounts may be transferred, upon request, at any time from any Sub-Account of the Variable Account to one or more other Sub-Accounts. Transfers from a Sub-Account of the Variable Account will take effect as of the receipt of a written request at the Principal Office. The first twelve transfers are free of charge; however, the Company will make an administrative charge of $10 (guaranteed not to exceed $25) for additional transfers in a Policy year. Transfers resulting from Policy loans, the exercise of conversion rights, and reallocation of Policy value within 20 days of issue, will not be subject to a transfer charge, and will not be counted for purposes of the limitation on the number of 'free' transfers allowed in each Policy year. If a Policy Owner elects to have automatic transfers made each month, the first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Policy year; each subsequent automatic transfer does not reduce the remaining number of transfers which may be made without charge.

          Transfer charges, if any, are allocated by Policy Owner request to one Sub-Account. If an allocation is not specified or not possible the allocations will be based on the proportion that the values in each of the Sub-Accounts of the Variable Account bears to the total unloaded Policy value.

     g.   RIGHT OF WITHDRAWAL PROCEDURES

          The Policy Owner has the right to examine and cancel the Policy by returning it to the Company Along with a written request for cancellation to the Company or one of its representatives on or before the latest of:

          - 45 days after the application or enrollment form for the Policy is signed

          - 10 days after receipt of the Policy (20 days when state law so requires for the replacement of insurance and 30 days for California citizens)

          -    10 days after the Company mail  a notice of withdrawal right.

          If the Policy provides for a full refund under its "Right to Examine Policy" provision as required in a particular state, the refund will be the greater of the entire payment or the Policy value plus deductions under the Policy or by the funds for taxes, charges or fees. If the Policy does not provide for a full refund, the refund will be the amounts allocated to the fixed account, the policy value in the Variable Account, and all fees, charges and taxes which have been imposed

          A free look privilege also applies after a requested increase in Face Amount. After an increase, the Company will mail or deliver notice of the "Free Look" with respect to the increase. The Policy Owner will have the right to cancel the increase within 10 days, and receive a credit for charges which would not have been deducted but for the increase. Such charges with respect to the increase will be added to Policy value, unless the Policy Owner requests a refund of such charges.


                                       9